

March 19, 2012

<u>Via E-mail</u>
Marco Moran
President and Chief Executive Officer
Convenientcast, Inc.
132 E. Northside Drive, Suite C
Clinton, MS 39056

      Re: Convenientcast, Inc.
              Item 4.01 Form 8-K/A
              Filed February 23, 2012
              Response Letter dated February 22, 2012
              File No. 001-32032

Dear Mr. Moran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed February 23, 2012</u>

1. We note your disclosure in the third paragraph of your Form 8-K/A, which indicated that you will file the former accountant's letter upon its receipt. Please tell us the status of obtaining this letter. If there is a specific reason why your former accountant has not yet provided the letter, revise your disclosure to explain to your investors the nature of the delay in obtaining the letter. Please note that you are required to obtain and file within two business days of its receipt the letter from your former accountant but no later than ten business days after filing the Form 8-K. Please request that your former accountant furnish to you, as promptly as possible, with an accountant's letter for your revised Form8-K/A. Please amend your Form 8-K/A to include the required letter from your former accountant. Refer to Item 304(a)(3) and Item 601(a)(16) of Regulation S-K.

You may contact Melissa Rocha, Accounting Branch Chief at (202) 551-3854 or me at (202) 551- 3291 if you have questions regarding our comments.

Sincerely,

/s/Raquel Howard

Raquel Howard
Staff Accountant
Office of Beverages, Apparel and Mining

cc: Via E-mail
         Harold P. Gewerter, Esq.